UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2017

Commission File Number 001-31236

TSAKOS ENERGY NAVIGATION LIMITED

(Translation of registrant’s name into English)

367 Syngrou Avenue, 175 64 P. Faliro, Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

TSAKOS ENERGY NAVIGATION LIMITED

FORM 6-K

Sales Agreement

On January 31, 2017, Tsakos Energy Navigation Limited (the “Company”), entered into an At-The-Market Equity Offering Sales Agreement (the “Sales Agreement”) with Stifel, Nicolaus & Company, Incorporated and DNB Markets, Inc., as sales agents, pursuant to which the Company may sell, from time to time, an aggregate of up to $40,000,000 of its common shares, par value $1.00 per share (the “Common Shares”), 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share, liquidation preference $25.00 per share (the “Series B Preferred Shares”), 8.875% Series C Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share, liquidation preference $25.00 per share (the “Series C Preferred Shares”), and 8.75% Series D Cumulative Redeemable Perpetual Preferred Shares, par value $1.00 per share, liquidation preference $25.00 per share (the “Series D Preferred Shares, and collectively with the Common Shares, the Series B Preferred Shares and the Series C Preferred Shares, the “Shares”).

The Shares may be issued and sold from time to time through the sales agents pursuant to the Company’s shelf Registration Statement on Form F-3, as amended (No. 333-196839) (the “Registration Statement”). The Company has filed a prospectus supplement, dated January 31, 2017, pursuant to Rule 424(b) under the Securities Act of 1933, as amended, with respect to the Shares. Sales of the Shares, if any, under this prospectus supplement may be made in transactions that are deemed to be “at the market offerings” pursuant to Rule 415 under the Securities Act of 1933, as amended, including by means of ordinary brokers’ transactions on the New York Stock Exchange at market prices, in block transactions, or as otherwise agreed upon by the sales agents and us.

The Company will pay the sales agents a commission equal to 2.0% of the gross sales price per share for any Shares sold through the sales agents for under the Sales Agreement, and will reimburse the sales agents for up to $75,000 of expenses. We have provided the sales agents with customary indemnification and contribution rights.

The foregoing description is qualified in its entirety by reference to the Sales Agreement, a copy of which is included as Exhibit 1.1 to this Report on Form 6-K and is incorporated by reference herein.

Legal Opinion

In connection with the shares described above, the Company received an opinion of its Bermuda counsel, Conyers Dill & Pearman Limited, which is filed as Exhibit 5.1 hereto.

This Report on Form 6-K shall be incorporated by reference in the Company’s registration statement on Form F-3, as amended (File No. 333-196839), to the extent not superseded by documents or reports subsequently filed by the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

1.1	Sales Agreement dated January 31, 2017

5.1	Opinion of Conyers Dill & Pearman Limited

23.1	Consent of Conyers Dill & Pearman Limited (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 31, 2017

TSAKOS ENERGY NAVIGATION LIMITED

By:	/s/ Paul Durham
Paul Durham
Chief Financial Officer